CARTER LEDYARD & MILBURN LLP
COUNSELORS AT LAW
2 WALL STREET
NEW YORK, N.Y. 10005-2072

TEL: (212) 238-8605
FAX: (212) 732-3232

November 2, 2005

VIA EDGAR

Mr. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 6010
Washington, D.C. 20549-0506

Re:	Defense Industries International, Inc.
Registration Statement on Form SB-2
Filed August 31, 2005
File No. 333-128011
Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
File No. 0-30105

Dear Mr. Owings:

        On behalf of our client, Defense Industries International, Inc. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Mr. Michael Ratner, dated September 29, 2005 (“Comment Letter”), with respect to the Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on behalf of the Company on August 31, 2005 (the “Registration Statement”), Form 10-KSB for Fiscal Year Ended December 31, 2004 and Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30, 2005.

        Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing Amendments No. 1 to the Company’s Form SB-2, Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005 as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

Registration Statement on Form SB-2

Inside Front Cover

1.	Please remove the second paragraph on page 3. The defined entities should be clear from their context.

The Company has revised the filing in response to the comment.

Notice Regarding Forward-Looking Statements, page 3.

2.	Please remove this section from the forepart of the document. The forepart should consist only of the prospectus cover page, inside front cover, summary, and risk factors.

The Company has revised the filing in response to the comment.

3.	Also, please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or operations of a penny stock issuer. See Section 27A(b)(l)(C) of the Securities Act of 1933. As it appears you are a penny stock issuer, please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995.

The Company has revised the filing in response to the comment.

Risk Factors, page 6

4.	Please revise to avoid presenting risk factors that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. As examples, please consider the following risk factors:

—	“We may be unable to compete or integrate acquisitions effectively, if at all, and as a result may incur unanticipated costs or liabilities or operational difficulties.”

—	“Our resources may be insufficient to manage the demands imposed by any future growth.”

—	“We do not intend to pay dividends.”

Use of Proceeds, page 15

5.	In this section, please disclose the amount of proceeds you will receive if all the warrants you issued to the selling stockholders are exercised.

The Company has revised the filing in response to the comment.

Market for Common Equity and Related Stockholder Matters, page 15

6.	Because you provide over-the-counter market quotations as the source of your high and low bid information, please state that the quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not represent actual transactions. See Item 201(a)(1)(ii) of Regulation S-B.

The Company has revised the filing in response to the comment.

Compensation Plans, page 16

7.	Please consider removing this subsection. You are not required to provide this information in a registration statement filed under the Securities Act, except where it is part of a document that is incorporated by reference into a prospectus. See Instruction 9 to Item 201(d) of Regulation S-B.

The Company has revised the filing in response to the comments.

Management’s Discussion and Analysis of Financial Condition and Results…. page 18

8.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings, economic or industry-wide factors relevant to your company, and material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them. Further, please discuss in reasonable detail:

—	the trend toward consolidation you reference earlier in your document;

—	backlog orders, as mentioned on page 35 of your document, and the status of the orders for which you filed Forms 8-K, Item 8.01, in May and June of 2005;

—	your financial condition and results of operations attributable to your various operating subsidiaries;

—	your major clients; and

—	the various countries from which you generate your greatest revenues.

See Item 303 of Regulation S-B and SEC Release No. 33-8350.

        The Company has revised the filing in response to the comments. Please note that the trend towards consolidation of the industry which was referenced in the Company’s risk factors is not relevant any longer. This trend took place in 2004 and was characterized by the purchase of ceramic producers by some of the Company’s competitors. This trend is not currently material. In addition, the nature of the company’s business requires it to keep the identity of its customers classified, accordingly the company cannot discuss in further details the names of the its clients and the various countries from which it generates its greatest revenues.

9.	Please revise your discussion of revenue and gross margin for the six months ended June 30, 2005 to quantify the impact of the Owen Mills subsidiary. Also, please revise to state the date you acquired this unit for accounting purposes. If there was no increase in sales from operations that existed in both 2004 and 2005, please revise to state this fact, or explain the reason or reasons for any change.

The Company has revised the filing in response to the comment.

10.	Your explanation of sales and gross profit margin at December 31, 2004 explains why the exports sales increased over the prior year; however, you have not explained why the local market sales decreased. Please revise to do so or tell us why no revision is appropriate.

The Company has revised the filing in response to the comment.

Liquidity and Capital Resources, page 23

11.	Your discussion of liquidity and capital resources for both the six months ended June 30, 2005 and the year ended December 31, 2004 does not appear to contain any information that is not readily available from reading the statements of cash flows. Please revise these sections to clearly state which changes in assets and liabilities increased cash flows and which decreased them. Also, please expand the discussion to explain any material factors that caused the period to period changes in your assets and liabilities.

The Company has revised the filing in response to the comment.

12.	In explaining your calendar year 2004 net cash used in investing activities, you explain that you dedicated a part of the funds derived from your net income to the purchase of property and equipment and for increased inventory. It is not clear what you mean by “funds derived from net income,” since you report cash flow from operations and this includes the impact of inventory purchases as an item of operating cash flow. Please revise to more clearly quantify and explain your purchases of property and equipment. If future operating results are an important factor in determining the levels of replacement or additions to property and equipment, you should explain your plans in greater detail. Please revise or advise.

The Company has revised the filing in response to the comment.

13.	In the third-to-last paragraph of this subsection, on page 24, you state that all cash, shares, and warrants involved in the private placement transaction remained in escrow and had not been distributed to the various parties yet. Please revise to discuss in greater detail when the proceeds will be available to you in the regular course. In addition, please discuss the escrow agreement provision that allows you to receive proceeds earlier than otherwise to purchase fixed assets.

The Company has revised the filing in response to the comment.

Changes in and Disagreements With Accountants, page 26

14.	It does not appear proper to state “none” in this section when you filed an Item 4 Form 8-K reporting a change in accountants within the past two fiscal years. Please consider revising to summarize the information about your change in accountants that was previously reported or tell us why no revision is necessary.

        The Item 4 Form 8-K reporting a change in accountants was filed on May 13, 2002, more than two fiscal years ago. Accordingly we believe no revision is necessary.

Security Ownership of Certain Beneficial Owners and Management....page 42

15.	It is unclear why you do not include Gov Financial Holdings Ltd. in your beneficial owners table on page 42, as it appears Gov Financial Holdings Ltd. is the beneficial owner of more than five percent of’ your common shares. See Item 403(a) of Regulation S-B. Please revise or advise.

The Company has revised the filing in response to the comment.

Selling Stockholders, page 42

16.	Please disclose whether any of your selling stockholders are broker-dealers. If so, please identify the stockholder as an underwriter.

        None of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. The Company has revised the filing in response to the comment.

17.	For each selling stockholder that is an affiliate of a broker-dealer, please disclose the following, if true:

—	the seller purchased the securities to be resold in the ordinary course of business; and

—	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Alternatively, if not true, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

        None of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. The Company has revised the filing in response to the comment.

18.	In the footnotes to your selling stockholder table, please disclose clearly the nature of the shares held by each selling stockholder. For example, how many shares are held underlying warrants?

The Company has revised the filing in response to the comment.

Plan of Distribution, page 44

19.	Please tell us whether any of the selling stockholders have taken, or plan to take, a short position or other forms of hedges in the company’s common stock prior to this resale registration statement’s effectiveness. We note, for example, that the selling stockholders may engage in hedging transactions and short sales. Please note that creating short positions before the resale registration statement’s effectiveness is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales are deemed to be sold at the time such sales are made.

        None of the selling stockholders has taken, or plans to take, a short position or other forms of hedges in the Company’s common stock prior to this resale registration statement’s effectiveness. The Company has revised the filing in response to the comment.

Recent Sales of Unregistered Securities, page II-3

20.	Please identify in the second paragraph the investors to whom you agreed to offer the securities and describe the facts relied upon to make the exemptions claimed available.

The Company has revised the filing in response to the comment.

Exhibits, page II-4

21.	Please indicate by footnote where you have filed Exhibits 10.1 and 10.2, the Form of Settlement and Release Agreement and the Translation of the Employment Agreement with Baruch Tosh. If these exhibits have not been filed yet, please file them with a subsequent amendment.

The Company has revised the document in response to the comment.

22.	Please file the escrow agreement as an exhibit.

        The escrow agreement was filed as Exhibit 10.3 to the Registrant’s Report on Form 8-K dated filed June 20, 2005. The Company has revised the filing in response to the comment to incorporate the escrow agreement.

Exhibit 5, Opinion of McDonald Carano Wilson LLP

23.	In the opinion’s third full paragraph, counsel appears to assume matters necessary to form the opinion, including the fact that the agreements and instruments are valid, binding, and enforceable obligations of the parties. Please have counsel revise the opinion or advise us on this matter.

24.	Also, in the fourth full paragraph, counsel states that it has relied upon certain certificates that formed the basis of its June 15, 2005 opinion. This statement implies that the facts counsel used to craft this current opinion are valid only as of June 15, 2005. Please have counsel revise the opinion or advise us on this matter.

25.	Further, in that fourth paragraph, the opinion states that counsel assumes the adequacy of consideration received by you for the issuance and sale of the shares of your common stock. Counsel must opine on the adequacy of this consideration and may not assume in this matter. Please have counsel revise the opinion or advise us on the matter.

        Pursuant to the Nevada statute, the issue of adequacy of consideration received by a company for the issuance and sale of its shares is to be determined by the company’s board of directors. It is a factual issue and not a legal one, and accordingly it is McDonald Carano Wilson LLP’s opinion that they can not and should not opine on it.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

26.	The consent filed as Exhibit 23.1 refers to the report incorporated by reference to the Form 10-KSB; however, the report is actually included in the Form SB-2 rather than being incorporated by reference. Please correct this reference in your next amendment.

Form 10-KSB for the Fiscal Year Ended December 31 2004

27.	Please revise this document to comply with the above comments, as applicable.

The Company has revised the document in response to the comments.

28.	Please confirm to us that there were no changes to your internal control over financial reporting in the last fiscal quarter of your fiscal year 2004 that had materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B. Also, in future filings, if there are no changes, then please affirmatively state that.

        There were no changes to the Company’s internal control over financial reporting in the last fiscal quarter of the fiscal year ended December 31, 2004 that materially affected, or was reasonably likely to materially affect, its internal controls over financial reporting.

Forms 10-QSB for Fiscal Quarters Ended March 31 2005 and June 30, 2005

29.	Please revise these two documents to comply with the above comments, as applicable.

The Company has revised the documents in response to the comments.

30.	Your Form l0-QSB for the Quarter Ended June 30, 2005 is filed incorrectly. The Form 10-QSB has the facing page only, and the contents that should be in the form itself are in Exhibit 99. Also, the quarterly financial statements are filed as Exhibit 31 rather than as an integral part of the document. Please refile a corrected Form 10-QSB as an amendment in its entirety.

        The Company has filed the Form l0-QSB for the Quarter ended June 30, 2005 on Form 10-QSB/A in its entirety.

31.	In the first paragraph of your Item 3, Controls and Procedures section, in both of these documents, you must disclose the conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures using the same reasonable assurance standard that you used in the third paragraph of the section. Please revise

The documents have been revised in response to the comment.

        I have been authorized by our client to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions, please do not hesitate to contact me.

Very truly yours, /s/ Steven J. Glusband —————————————— Steven J. Glusband

SJG:kg
Enclosures

cc:	Defense Industries International, Inc.